SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of October 06, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



The company has received the following announcement:


                                                 Barclays PLC
                                                 Group Corporate Secretariat
                                                 One Churchill Place
                                                 London E14 5HP
                                                 Tel: 020 7116  2913

4 October 2005


The Company Secretary
Marconi Corporation PLC
34 Grosvenor Square
London
W1K 2HD



Dear Sir


Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 3 October 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.05%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 209,776,512 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.


Yours faithfully


Geoff Smith
Manager, Secretarial Services
Enc.




                              Legal Entity Report


Marconi Corp                                                    SEDOL : 3335442

As at 3 October 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 8,497,178 ORD GBP0.25 representing 4.05% of the issued share capital of 209,776,512 units.


Legal Entity                                 Holding            Percentage Held

Barclays Bank Trust Company Ltd                  10                      .0001
Barclays Global Investors Canada Ltd          9,764                      .0047
Gerrard Ltd                                  10,033                      .0048
Barclays Global Fund Advisors               590,203                      .2813
Barclays Capital Securities Ltd           1,934,842                      .9223
Barclays Global Investors, N.A.           1,518,805                      .7240
Barclays Bank PLC                         1,323,291                      .6308
Barclays Life Assurance Co Ltd              249,322                      .1189
Barclays Global Investors Australia Ltd      32,214                      .0154
Barclays Global Investors Ltd             2,561,224                     1.2209
Barclays Global Investors Japan Ltd          18,674                      .0089
Barclays Global Investors Japan Trust
& Banking                                   248,791                      .1186
Barclays Private Bank Ltd                         5                      .0001

                      Group Holding       8,497,178                     4.0508




                           Registered Holders Report

Marconi Corp.                                                   SEDOL : 3335442

As at 3 October 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 8,497,178 ORD GBP0.25 representing 4.05% of the issued share capital of 209,776,512 units.


Registered Holder                    Account Designation               Holding

BARCLAYS CAPITAL NOMINEES LIMI                                       1,323,291
BARCLAYS CAPITAL NOMINEES LIMI                                       1,934,842
Barclays Global Investors Canada                                         9,764
BARCLAYS TRUST CO AS EXEC/ADM                                                9
Barclays Trust Co R69                                                        1
BOISS NOMINEES LTD                             4224361                  86,655
Chase Nominees Ltd                               16376                 106,667
Chase Nominees Ltd                               28270                  79,575
Greig Middleton Nominees Limit                     GM1                      13
INVESTORS BANK & TRUST CO                                                5,998
INVESTORS BANK & TRUST CO                                               39,680
INVESTORS BANK & TRUST CO                                              544,525
INVESTORS BANK & TRUST CO                                            1,064,983
INVESTORS BANK & TRUST CO                                              236,761
INVESTORS BANK & TRUST CO                                               38,731
INVESTORS BANK & TRUST CO                                               11,197
INVESTORS BANK & TRUST CO                                                1,167
INVESTORS BANK & TRUST CO                                                1,886
JP MORGAN (BGI CUSTODY)                         16331                   64,210
JP MORGAN (BGI CUSTODY)                         16341                  105,537
JP MORGAN (BGI CUSTODY)                         16400                2,208,827
JP MORGAN (BGI CUSTODY)                         18409                  159,075
JPMorgan Chase Bank                                                    110,047
JPMorgan Chase Bank                                                     38,639
JPMorgan Chase Bank                                                      7,570
JPMorgan Chase Bank                                                     27,856
JPMorgan Chase Bank                                                      1,899
JPMorgan Chase Bank                                                      1,794
JPMorgan Chase Bank                                                      9,040
JPMorgan Chase Bank                                                     29,640
JPMorgan Chase                                                          22,306
JPMorgan Chase Bank                                                      2,082
JPMorgan Chase Bank                                                     13,894
JPMorgan Chase Bank                                                         66
JPMorgan Chase Bank                                                     32,214
JPMorgan Chase Bank                                                      6,387
Mellon Trust - US CUSTODIAN /                                           16,074
Mitsui Asset                                                             2,632
R C Greig Nominees Limited                        RC1                    9,286
R C Greig Nominees Limited a/c                    AK1                      497
R C Greig Nominees Limited a/c                    BL1                       17
R C Greig Nominees Limited GP1                    GP1                      211
R C Greig Nominees Limited SA1                    SA1                        9
STATE STREET BOSTON                                                     15,846
STATE STREET BOSTON                                                    125,773
ZEBAN NOMINEES LIMITED                                                       5

                                                       TOTAL         8,497,178




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 06 October, 2005